Exhibit 99.1

Sky Solar Announces Expansion of Senior Management Team

HONG KONG — April 15, 2015 /Globe Newswire/ — Sky Solar Holdings, Ltd. (Nasdaq:SKYS) (“Sky Solar” or the “Company”), a leading global developer, owner and operator of solar parks, today announced the addition of Mr. Sanjay Shrestha to the Company’s senior management team as President of Sky Capital Americas, effective immediately. Mr. Shrestha will lead the establishment and operation of the Company’s new financing platform focused on the financing of solar projects and pipeline development in the Americas.

Mr. Shrestha has over 15 years of experience in the broader clean tech sector. Most recently, he led the renewables investment banking effort at FBR Capital Markets. Under his leadership, the firm was ranked among the top three underwriters for cleantech on Wall Street in 2014. Prior to FBR, Mr. Shrestha spent seven years as global head of renewables research coverage at Lazard Capital Markets. During his tenure at Lazard Capital Markets, he was a member of the Institutional Investor All America Research team and also ranked as one of the top five stock pickers on a global basis. Prior to Lazard Capital Markets, Mr. Shrestha spent seven years at First Albany Capital, where he built the firm’s renewables and industrial research practice. Starmine/Forbes Magazine ranked him #1 stock picker and #1 earnings estimator during his tenure at First Albany.

Mr. Weili Su, Chairman and Chief Executive Officer of Sky Solar, commented, “It is a pleasure to welcome Sanjay to the Sky Solar team. His extensive cleantech banking experience will be a great asset for us that will enhance our financing capabilities as we accelerate project development opportunities in the Americas. We look forward to his contributions to our ability to secure attractive project financing capabilities globally.”

Mr. Shrestha, newly appointed President of Sky Capital Americas, commented, “I look forward to being a part of Sky Solar’s senior management team and see meaningful value creation as we execute and add to its highly attractive pipeline of projects on a global basis.”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2014, the Company has developed 216 solar parks with an aggregate capacity of 194.7 MW and owned and operated 65.1 MW of solar parks.

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